                                                     July 31, 2006

BY FACSIMILE AND BY EDGAR
-------------------------
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

         RE:      Aircastle Limited
                  Registration Statement on Form S-1
                  (File No. 333-134669)

Dear Ms. Long:

         On behalf of Aircastle Limited, a Bermuda exempted company (the
"Company"), set forth below in this letter are the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and
Exchange Commission (the "Commission") in the Staff's letter of July 28, 2006
(the "Comment Letter").

         As per the Company's telephone call (the "Call") with Nudrat Salik
(Staff Accountant) on July 28, 2006, the Company will supplementally provide the
Commission with certain pages (the "Changed Pages") of the above-referenced
Registration Statement (the "Registration Statement"), marked to show changes, in response to the Comments, from Amendment No. 2 to the Registration Statement filed with the Commission on July 25, 2006, along with a revised draft of the
Exhibit 5.1 opinion.

         For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.
Capitalized terms used and not defined have the meanings given in the
Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the
Registration Statement.

General
-------

     1.   Please be advised that we are still awaiting responses to comments 49 and 52 of our letter dated June 28, 2006.

               The Company respectfully informs the Staff that Messrs. Allen,
          Hacker, Kukral and Merriman have been identified as independent directors and will include this information on page 97 in the final prospectus.

Aircastle Limited
July 31, 2006

               The Company respectfully informs the Staff that it does not, and will not, have a separate policy or procedures in place prior to the completion of the offering for reviewing or pre-approving transactions with directors, officers or affiliates. However, the Company's Code of
          Business Conduct and Ethics for its employees, officers and directors contains a stated policy with respect to such matters, which reads as follows:

               "CONFLICTS OF INTEREST

               A conflict of interest occurs when your private interests
               interfere, or even appear to interfere, with the interests of the
               Company. A conflict situation can arise when you take actions or have interests that make it difficult, or even appear to make it difficult, for you to perform your Company work objectively and effectively. Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual, apparent and potential conflicts of interest between personal and business relationships. This includes full
               disclosure of any actual, apparent or potential conflicts of interest as set forth below.

               Further, under Bermuda law, if a director has an interest in a material contract or proposed material contract with the Company or any of its subsidiaries or has a material interest in any person that is party to such a contract or proposed contract, that director must disclose the nature of that interest at the first opportunity either at a meeting of the directors or in writing to the other directors.

               Special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest. Except as provided in the Company's
               Bye-laws, before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and
               circumstances to the General Counsel, who shall inform and seek the prior approval of the Audit Committee of the Board of
               Directors.

               Although we cannot list every conceivable conflict, what follows are some common examples of actual, apparent and potential conflicts of interest, and to whom employees (other than
               executive officers, who are discussed in the paragraph above)
               should make disclosures. If you are involved in a conflicts situation that is not described below or have any questions about whether a particular activity would be a conflicts situation, you should discuss your particular situation with the General
               Counsel."

Board of Directors, page 96
---------------------------

     2.   Please identify the members of your board of directors who have been designated by the Fortress shareholders. In addition, please cross reference the disclosure in the section entitled "Designation and
          Election of Directors" on page 107.

Aircastle Limited
July 31, 2006

               The disclosure on page 96 will be revised in the final prospectus to identify the members of the board designated by the Fortress shareholders and provide a cross-reference to the section entitled
          "Designation and Election of Directors" on page 107.

Financial Statements
--------------------

Unaudited Consolidated Pro Forma Financial Statements, page F-1
---------------------------------------------------------------

     3.   On pages 7 and 98, you state that restricted shares will be granted to certain of your directors upon consummation of this offering. Tell us what consideration was given to including the impact of these restricted shares in your pro forma financial statements.

               The Company respectfully informs the Staff that the restricted shares referred to in the Staff's comment are not being granted as part of, or in contemplation of, the offering. Such shares are being granted as part of the Company's general compensation of its newly appointed directors. As a result, the Company believes that it is not necessary to include such shares in the pro forma financial statements.

Note 1. Adjustments to Pro Forma Consolidated Statements of Operations and
--------------------------------------------------------------------------
Balance Sheet
-------------

(A)  Interest Expense, page F-6
-------------------------------

     4.   We note your response to prior comment 6 and the additional disclosures provided. It remains unclear how you arrived at the adjustment amounts for the elimination of interest expense due to extinguishments of existing debt. For example, your disclosure indicates that $380.6 million of debt was outstanding on Credit
          Facility No. 1 as of December 31, 2005 and that the effective interest rate for these borrowings for 2005 was 5.87%; these amounts do not appear to arrive at your adjustment amount. Please provide additional disclosures, including the weighted average debt balance outstanding during each period, so that it is clear how you computed the adjustment amounts.

               The disclosure on page F-6 will be revised in the final
          prospectus in response to the Staff's comment.

(B)  Income Taxes, page F-6
---------------------------

     5.   We note your response to prior comment 7 and the additional disclosures provided. It remains unclear how you computed the adjustments to your income taxes. Please provide a summary of the computation used to arrive at

Aircastle Limited
July 31, 2006

          the adjustment amounts, which should include the assumed weighted average tax rate.

               In response to the Staff's comment, the Company is supplementally providing to the Staff a summary of its calculation of income tax adjustments, attached hereto as Annex A. Since the pro forma adjustments to the tax provision are $95,000 and $101,000 for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, the Company respectfully does not believe that the foregoing information is helpful to the reader of the Company's pro forma financial information and therefore proposes not to include such additional disclosure in the final prospectus.

(C)  Pro Forma Outstanding Shares, page F-7
-------------------------------------------

     6.   Please help us understand why there are no adjustments related to the offering to weighted average shares outstanding for the year ended
          December 31, 2005. Otherwise, please revise your pro forma outstanding shares.

               The Company respectfully informs the Staff that the Company's pro forma financial statements, as adjusted, have been adjusted to reflect the use of a portion of the net proceeds from the offering to repay in full Credit Facility No. 2. There are no adjustments related to the offering to weighted average shares outstanding for the year ended
          December 31, 2005 because there was no debt outstanding on Credit
          Facility No. 2 during 2005. Credit Facility No. 2 was not executed until March 2006. The Company believes the disclosures provided in footnote L allow the reader to determine why no adjustment to weighted average shares outstanding are required for the year ended December
          31, 2005.

     7.   Please disclose how you computed the 427,273 shares, which are being added to arrive at the pro forma, as adjusted weighted average shares outstanding for the quarter ended March 31, 2006.

               In response to the Staff's comment, the Company is supplementally providing to the Staff a summary of its calculation of adjustments as a result of the 427, 273 shares, attached hereto as Annex B. Since the information necessary to calculate the adjustment is included elsewhere in the prospectus, the Company proposes not to include such additional information in the final prospectus.

     8.   Please disclose what consideration was given to the capital transactions discussed in adjustment (J) in arriving at your pro forma outstanding share amounts.

Aircastle Limited
July 31, 2006

               The Company respectfully informs the Staff that it did not give effect to either of the capital transactions discussed in footnote (J)
          in determining the pro forma outstanding share amounts used to determine pro forma earnings per share, after considering the relevant facts and circumstances of each transaction, because the Company believes that it would not present a fair picture of its historical financial statements on a pro forma basis. The $36.9 million that was returned to the Fortress shareholders in exchange for the cancellation of 3,693,200 shares was initially received in February 2006. This amount was not used to repay outstanding indebtedness, but was used to fund additional aircraft acquisitions and for working capital purposes until it was returned on July 21, 2006. The purchase of 277,000 shares by employees and a director nominee occurred in the second quarter of
          2006, and the proceeds received were not used to repay outstanding debt, but rather were used for general working capital purposes. The
          Company respectfully does not believe that the foregoing information is helpful to the reader of the Company's financial statements and therefore proposes not to include such information in the final prospectus.

Exhibit 5.1
-----------

     9.   The qualifications set forth in clauses (b), (d), and (g) of the third paragraph of the opinion are inappropriate. Please have counsel revise its opinion accordingly.

               The Company will refile the Exhibit 5.1 opinion, as modified by counsel in response to the Staff's comment, in a subsequent amendment to the Registration Statement prior to the Company's request for acceleration.

                                    * * * * *

         As the Company believes that the changes represented by the Changed
Pages have not resulted in, and do not constitute, a material change in the disclosure, the Company, consistent with its stated plan discussed during the
Call, intends to implement such changes in a final prospectus to be filed pursuant to Rule 424(b). In addition, the Company believes that no additional or revised information will be included in the final prospectus (other than pricing related information) that would be material to an investor's decision to purchase the Company's common shares, or that any such information would cause the disclosure in the circulated preliminary prospectus to be inaccurate or inadequate in any material respect.

         Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Aircastle Limited
July 31, 2006

                                                  Very truly yours,

                                                  /s/ Joseph A. Coco

                                                  Joseph A. Coco

cc:       Mr. David Walton
          Chief Operating Officer and General Counsel
          c/o Aircastle Advisor LLC
          300 First Stamford Place, 5th Floor
          Stamford, CT 06902

          Edward F. Petrosky
          J. Gerard Cummins
          Sidley Austin LLP
          787 Seventh Avenue
          New York, NY 10019

Aircastle Limited
July 31, 2006

                                                                         ANNEX A
                                                                         -------

The table below summarizes the computation used to arrive at the adjustment amounts, including the estimated tax rates:

                                           Year Ended December 31, 2005           Three Months Ended March 31, 2006
                                         ---------------------------------        ---------------------------------
($ thousands)                            Ireland       Bermuda      Total          Ireland      Bermuda      Total
                                         -------       -------     -------         -------      -------     -------

Increase in interest expense             $   378       $ 1,337     $ 1,715         $   696      $   176     $   872
Effective tax rate                         12.5%          3.6%        5.5%           12.5%         8.0%       11.6%
Increase (decrease) in tax expenses      $    47       $    48     $    95         $    87      $    14     $   101

Our Bermuda subsidiaries incur no Bermuda income tax expense. However, they are subject to U.S. federal and state taxes to the extent they own aircraft that fly into the U.S. The effective tax rates charged on U.S. source income in any period depends on various factors, including but not limited to the volume of
U.S. traffic, the amount of traffic in particular states and the tax rates in effect in those states and the satisfaction of certain safe harbor provision in
U.S. tax regulations that can lower the tax rate imposed on U.S. source income.

Aircastle Limited
July 31, 2006

                                                                         ANNEX B
                                                                         -------

The table below provides the computation of the 427,273 shares which are being added to arrive at the pro forma, as adjusted weighted average shares outstanding for the quarter ended March 31, 2006:

Debt outstanding on Credit Facility #2 at March 31, 2006              $8,554,000
Calculation of net proceeds per share
-------------------------------------
Estimated price per share (mid point of IPO range)         $ 22.00
Less: 7% Underwriters' discount                              (1.54)
Less: Estimated expenses per share
      ($4 million/9,090,000 shs.)                            (0.44)
                                                           -------
Net IPO proceeds per share                                 $ 20.02    $    20.02
                                                                      ----------
Pro forma shares to be issued to repay debt                              427,273
                                                                      ==========